EXHIBIT 99.1

TeliaSonera: Sonera opens its UMTS network to commercial use on October 12, 2004

Faster data transmission will considerably improve the usability of services

STOCKHOLM, Sweden, Sept. 21, 2004 (PRIMEZONE) -- On October 12, 2004, Sonera will launch the commercial use of its UMTS network in twenty locations in Finland.

Mobile working, which has been on the rise, and diversifying mobile services set higher requirements for the capacity and data transmission rate of the network. The data transmission rate of Sonera's UMTS network is 384 kbps at its best. High-speed data transmission is useful, for instance, when the user opens email attachment files, browses the Internet or sends video. Faster data transmission also makes it smoother to use video content, listen to music and play games.

"Our aim is to have the highest quality network in Finland, regardless of the technology, so that our customers can use the services they wish with the devices they choose. We believe that by opening our UMTS network in twenty locations, we offer the most extensive 3G service in Finland right from the start. Behind our services, there is always the most advanced and appropriate technological solution. It has been important for us to ensure that our services operate well in different mobile networks and that the changeovers from one network to another are seamless," says Anni Vepsalainen, President of TeliaSonera Finland.

Network to be expanded according to demand Sonera's customers will be able to use the faster data transmission offered by the UMTS network by acquiring a UMTS phone and a Sonera 3G card from a Sonera dealer. Voice calls and text messages in the UMTS network will cost the same as in the GSM network. Likewise, data transmission will be priced according to the current pricing regimes as regards both consumer and corporate services.

The network will be expanded according to demand. In addition to building the UMTS network, Sonera also continues to introduce other high-speed data transmission methods, such as EDGE, into the GSM network.

The currently available terminal devices operate either with GPRS/EDGE or with GPRS/UMTS technology. The first tri-mode GPRS/EDGE/UMTS terminal is expected to be launched by the end of this year, and Sonera believes that tri-mode terminals will become common later on. Sonera expects mass markets for the third generation mobile communications to arise when there are a sufficient number of low-end terminals on the market.

The UMTS network has been in pre-commercial use since December 2003. Over 1,000 users at about 30 companies have participated in the pre-commercial use. These companies have utilized the network in their own service development. Sonera has received a great deal of valuable feedback on the pre-commercial use and has utilized the feedback in developing the network.

Pricing of data transmission for consumer customers:

Fun Data Connection charge: Euro 0 Monthly charge: Euro 0 Data transmission: Euro 5.99/MB

Active Data Connection charge: Euro 8.21 Monthly charge: Euro 9.99 Data transmission included in the monthly charge: 20MB Data transmission exceeding 20MB: Euro 2.37/MB

Pro Data Connection charge: Euro 8.21 Monthly charge: Euro 18.30 Data transmission included in the monthly charge: 100MB Data transmission exceeding 100MB: Euro 1.74/MB

Pricing of data transmission for corporate customers:

Sonera Company Data Connection charge: Euro 6.73 Monthly charge: Euro 3.36 Data transmission: Euro 1.9456/MB

Sonera Company Data + 100MB extension package Connection charge: Euro 6.73 Monthly charge: Euro 15 Data transmission included in the monthly charge: 100MB Data transmission exceeding 100MB: Euro 1.4336/MB

For further information journalists can contact:

Anni Vepsalainen, President, TeliaSonera Finland Oyj Tel. +358 400 400074 Email: anni.vepsalainen@teliasonera.com

Pasi Mehtonen, Vice President, Mobile Services, TeliaSonera Finland Oyj Tel. +358 2040 54513 Email: pasi.mehtonen@teliasonera.com

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/09/21/20040921BIT20650/wkr0001.pdf

CONTACT:
Anni Vepsalainen, President, TeliaSonera Finland Oyj
Tel. +358 400 400074
Email: anni.vepsalainen@teliasonera.com

Pasi Mehtonen, Vice President, Mobile Services
  TeliaSonera Finland Oyj
Tel. +358 2040 54513
Email: pasi.mehtonen@teliasonera.com